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SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street, 3rd Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Randall Dulecki, Chief Administrative Officer — (212) 915-8797
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Randall Dulecki, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Willis Securities, Inc. for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Randall Dulecki
Chief Administrative Officer of
Willis Securities, Inc.

February 24, 2016
Date



Notary Public

LISA FUMANDO
Notary Public, State of New York
Registration #01FU6164722
Qualified In Richmond County
Commission Expires 4/30/2019

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Willis Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2016

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 24,244,321
Commission and fees receivable	4,397,735
Receivables from Parent — net corporate pool (Note 3)	14,843,103
Other receivables from Parent (Note 3)	858,232
Prepaid expenses and other assets	1,147,999
Deferred tax asset	371,719
TOTAL	$ 45,863,109

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to Parent (Note 3)	$ 191,092
Payables to Affiliates (Note 3)	2,229,000
Accounts payable, accrued expenses, and other liabilities	7,132,975
Total liabilities	9,553,067
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	23,329,370
Retained earnings	12,979,672
Total stockholder's equity	36,310,042
TOTAL	$ 45,863,109

See notes to Statement of Financial Condition.

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977, with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition represents the operating assets and liabilities of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying statement of financial condition may not be representative of the conditions that would have existed if the Company had been operated as an unaffiliated entity.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions and Fees Receivable — Commissions and fees receivable are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Income Taxes — The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes. The Company has not identified any uncertain tax positions as of December 31, 2015.

Share-Based Compensation — The Company periodically enters into agreements with employees to offer stock options in Willis Group Holdings PLC, the parent of Willis North America Inc. Amounts relating to this compensation have been recorded as an addition to additional paid-in capital, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, *Compensation – Stock Compensation.*

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or GAAP), requires management to make estimates and assumptions that

affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments — At December 31, 2015, the Company had financial instruments including cash and cash equivalents, commissions and fees receivable, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity and nature of these instruments.

3. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. At December 31, 2015, the Company owes the Parent $191,092 for allocated management and accounting services and $156,800 related to the corporate pool. The Company has a $14,999,903 receivable from the Parent for its cash balance on deposit within the corporate pool and an $858,232 receivable for income taxes.

Effective December 31, 2015, the Company entered into an Affiliate Services and Revenue Sharing Agreement with two entities that are indirect subsidiaries of Willis Group Holdings PLC (the "Affiliates"). The purpose of this agreement was to establish procedures for the parties to provide certain consulting services to each other, and for the party receiving such consulting services to share a portion of revenues received from related transactions with the party providing such services. As of December 31, 2015, the Company had $2,229,000 outstanding payable to Affiliates as a result of this agreement.

4. SUBORDINATED BORROWINGS

The Company has entered into a subordinated credit facility with a syndicate of banks with a borrowing limit of $400,000,000.

6. FAIR VALUE MEASUREMENT

The Company follows FASB ASC 820, *Fair Value Measurement and Disclosure*, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurement, establishes a framework for measuring fair value, and expands disclosure about such fair value measurement. The Company did not have any Level 2 or Level 3 assets or liabilities as of December 31, 2015.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2015, the Company had net capital of $14,046,332, which was $13,796,332 in excess of required net capital.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 24, 2016, which is the date the statement of financial condition was issued.